MARK A. SCHOBER
Senior Vice President and
Chief Financial Officer

October 30, 2009

VIA EDGAR TRANSMISSION

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	ALLETE, Inc – File No. 001-03548

•	Form 10-K for Fiscal Year Ended December 31, 2008; Filed 02/13/09

•	Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2008; Filed 02/26/09

•	Definitive Proxy Statement on Schedule 14A; Filed 03/24/09

•	Form 10-Q for the Fiscal Quarter Ended March 31, 2009; Filed 05/01/09

•	Form 10-Q for the Fiscal Quarter Ended June 30, 2009; Filed 08/05/09

Dear Mr. Owings:

ALLETE, Inc. (Company, we, us, our) has reviewed the Securities and Exchange Commission (SEC) staff letter of comment dated September 30, 2009, concerning the above-referenced filings. For the convenience of the staff of the SEC, the staff’s comments are included, followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 1. Business, page 7

General

1.	Please discuss the extent to which your business is seasonal and how the seasonality of your business may affect your operations.

Response

In our December 31, 2009, Form 10-K, and future filings, we will include the following disclosures unless facts and circumstances that exist at that time require us to modify the language.

Due to the high concentration of industrial sales, Minnesota Power is not subject to significant seasonal fluctuations. The operations of our industrial customers are not typically subject to significant seasonal variations.

2.
Please discuss in greater detail the competition you face with respect to your electric and gas operations. For example, please provide an estimate of the number of competitors and your competitive position, if known or reasonably available to you. Also, please discuss the principal methods of competition, and any positive and negative factors pertaining to your competitive position. We note your current “Competition” discussion on page 17.

Response

In our December 31, 2009, Form 10-K, and future filings, we will include discussion regarding competition similar to the following.

Retail energy sales in Minnesota and Wisconsin are made to customers in assigned service territories. As a result, most retail electric customers in Minnesota do not have the ability to choose their electric supplier. Large energy users outside of a municipality of 2 MW and above may be allowed to choose a supplier upon MPUC approval. Minnesota Power serves 10 Large Power facilities over 10 MW, none of which have engaged in a competitive rate process.  Two customers within the past 15-years that are over 2 MW but less than 10 MW under our Large Light & Power tariff have participated in a competitive rate process with neighboring electric cooperatives but were ultimately retained by Minnesota Power. Retail electric and natural gas customers in Wisconsin do not have the ability to choose their energy supplier. In both states, however, electricity may compete with other forms of energy. Customers may also choose to generate their own electricity, or substitute other fuels for their manufacturing processes.

For the year ended December 31, 2008, 8 percent of the Company’s energy sales were wholesale sales to municipal customers in Minnesota and private utilities in Wisconsin by contract under a formula rate approved by FERC. These customers have the right to seek an energy supply from any wholesale electric service provider upon contract expiration.

The FERC has continued with its efforts to promote a more competitive wholesale market through open-access transmission and other means. As a result, our sales to other power suppliers and our purchases to supply our retail and wholesale load are in the competitive market.

Employees, page 19

3.
We note your disclosure that the labor contract covering 635 employees of Minnesota Power and SWL&P has expired and that negotiations on a new contract have continued through June 30, 2009. We also note in footnote five of your financial statements for the fiscal quarter ended June 30, 2009 that the matter has progressed to arbitration and arbitration is set for October 2009. Please generally discuss the main concessions the union is seeking and to the extent material, please discuss the possible affects on your operations if the union was able to win all or a majority of the concessions it is seeking. Please also discuss what your anticipated timeframe for resolution will be.

Response

In our September 30, 2009, Form 10-Q we will include the following and will continue to address this issue in future filings if unresolved.

Minnesota Power, SWL&P and IBEW Local 31, continue to work under contract extensions of the agreements which expired on January 31, 2009. On April 10, 2009, IBEW Local 31 requested binding arbitration in accordance with the provisions of the contracts. The contracts also provide Minnesota Power and SWL&P with the protections of no strike clauses. The sole matter in dispute that would add cost to the agreement is wage adjustments; although the parties have not reached an agreement on this issue, the economic gap between the parties would not be considered material. The Company is also seeking changes to existing benefit plans. Arbitration hearings took place October 5, 2009, with final resolution expected in December 2009. We remain optimistic that we will achieve a fair and equitable result in both agreements.

Item 1A. Risk Factors, page 21

Our operations could be significantly impacted by initiatives designed to reduce…, page 21

4.
We note your disclosure that you are participating in research and study initiatives to mitigate the potential impact of carbon emissions regulation on our business. Please discuss here or in your Management’s Discussion and Analysis of Financial Condition and Results of Operations section the research and study initiatives you are referring to and how they may mitigate the potential impact of carbon emissions regulation on your business.

Response

In our December 31, 2009, Form 10-K, and future filings, when speaking of our efforts to track or mitigate the potential impact of carbon emissions, we will include a statement regarding our research and study initiatives similar to the following, in Item 1A. Risk Factors.

We participate in several research and study initiatives aimed at mitigating the potential impact of carbon emissions regulation on our business. Our goals are carbon emissions reduction and avoidance through use of renewable energy sources where possible, as well as implementation of efficiency and conservation efforts. In developing strategies for our comprehensive approach to reducing our carbon emissions, we participate in and fund organizations and studies to further this goal.

By equipping us with technical knowledge needed to plan our future generation profile, our involvement in technology development and implementation is expected to mitigate the potential impact of carbon emissions regulation on our business.

As an example, we commissioned a study with the University of Minnesota titled: Assessment of Carbon Flows Associated with Forest Management and Biomass Procurement for the Laskin Biomass Facility. This study was the first of its kind to comprehensively look at the carbon lifecycle as it relates to burning biomass for electrical generation in the region.

We participate in an Electric Power Research Institute – CoalFleet for Tomorrow project, which looks at advanced clean coal generation and carbon capture research and assessment. This provides Minnesota Power the ability to assess what technologies and when they may be available that will best fit the economic fuels that are available in our region.

We participate in research through the Partnership for CO2 Capture. It is looking at CO2 capture technology through research conducted at the Energy and Environmental Research Center, University of North Dakota. Minnesota Power is a partner, along with a number of other utilities, technology providers, and consultants, to further research CO2 capture techniques, operational issues, and costs. The partnership is funded by the members as well as the Department of Energy.

We cannot predict whether our participation in any of these activities will result in a benefit to ALLETE or impact the future financial position or results of operations of the Company.

Items 7. Management’s Discussion and Analysis of Financial Conditions…, page 26

Investments and Other, page 27

2008 Compared to 2007, page 26

5.
Please expand your discussion to provide a more detailed discussion of your operating results by explaining the changes in operation and cash flow amounts between the periods, so that your readers may better understand your operations. This discussion should not simply repeat information that is available from the face of the financial statements, but should instead explain the reasons behind the period-to-period changes. In this regard, where you identify intermediate causes of changes in your operating results, please be sure to fully describe the reasons underlying these causes. For example, you state that a decrease in revenue at ALLETE Properties was a result of “[w]eaker real estate market conditions in Florida.” In this regard, you should revise to disclose what you mean by “weaker real estate market conditions.” Similarly, please revise the remainder of your “Results of Operations” section appropriately. For additional guidance, please refer to SEC Release 33-8350, available on the SEC website at www.sec.gov/rules/interp/33-8350.htm.

Response

In our September 30, 2009, Form 10-Q we will include the following expanded discussion for our Investments and Other segment. We will continue to include similar expanded discussions in future filings.

COMPARISON OF THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008

Investments and Other

Operating revenue decreased $12.2 million, or 18 percent, from 2008 primarily due to a $13.0 million reduction in sales revenue at ALLETE Properties. During the first nine months of 2009, ALLETE Properties sold approximately 19 acres of properties located outside of our three main development projects for $2.2 million; no other sales were made in 2009 due to the continued lack of demand for our properties as a result of poor real estate market conditions in Florida. During the first nine months of 2008, ALLETE Properties sold approximately 52 acres of property located outside of our three main development projects for $4.6 million and recognized $2.6 million of previously deferred revenue under percentage of completion accounting. Revenue at ALLETE Properties in 2008 also included a pre-tax gain of $4.5 million resulting from the sale of a retail shopping center in Winter Haven, Florida.

ALLETE Properties	2009		2008
Revenue and Sales Activity	Qty	Amt	Qty	Amt
Dollars in Millions
Revenue from Land Sales
Acres (a)	19	$2.2	52	$4.6
Contract Sales Price (b)		2.2		4.6
Revenue Recognized from Previously Deferred Sales		–		2.6
Deferred Revenue		(0.6)		–
Revenue from Land Sales		1.6		7.2
Other Revenue (c)		0.3		7.7
Total ALLETE Properties Revenue		$1.9		$14.9

(a)	Acreage amounts are shown on a gross basis, including wetlands and non-controlling interest.
(b)	Reflects total contract sales price on closed land transactions. Land sales are recorded using a percentage-of-completion method.
(c)	Included a $4.5 million pre-tax gain from the sale of a shopping center in Winter Haven, Florida in 2008.

BNI Coal, which operates under a cost-plus contract, recorded additional revenue of $2.9 million as a result of higher expenses (See Operating Expenses).

Operating expenses decreased $7.0 million, or 11 percent, from 2008 reflecting decreased expenses at ALLETE Properties due to both lower cost of land sold and reductions in general and administrative expenses. Expenses incurred as a result of a planned maintenance outage at a non-regulated generating facility in the third quarter of 2008 also contributed to the decrease in 2009. Partially offsetting these decreases was an increase in expense at BNI Coal due to higher permitting costs relating to mining expansion, reclamation bonding, and dragline repairs in 2009.

Interest expense increased $2.5 million from 2008 primarily due to a decrease in the proportion of ALLETE interest expense assigned to Minnesota Power. Interest Expense reflected in our Investments and Other segment consists of ALLETE interest expense not provided for in the regulatory orders for Minnesota Power and SWL&P. We record interest expense for Minnesota Power based on Minnesota Power’s most recently authorized capital structure. Effective August 1, 2008, the proportion of interest expense assigned to Minnesota Power decreased to reflect the authorized capital structure inherent in interim rates that commenced on that date. Interest expense was also higher in 2009 as 2008 included a $0.6 million reversal of interest expense previously accrued due to the closing of a tax year.

Other income decreased $11.8 million from 2008 primarily due to a $6.8 million gain in the first quarter of 2008, realized from the sale of certain available-for-sale securities to reallocate investments to meet defined investment allocations based upon an approved investment strategy, increased losses in our Emerging Technology Investments in 2009 of $2.0 million, lower earnings on excess cash in 2009 of $1.6 million, and $1.4 million of interest income related to tax benefits recognized in the third quarter of 2008.

Outlook, page 32

Investments and Other, page 36

6.
We note your disclosure at the bottom of page 37 that you believe that your Florida properties continue to have long-term value. We also note your disclosure on page 35 in your Form 10-Q for the fiscal quarter ended June 30, 2009 that you believe the long-term prospects for your Florida properties is favorable. In light of the current status of the real estate market in Florida and across the United States, please discuss the basis for your beliefs. Also, please discuss the extent to which your consolidated results of operations, financial condition and liquidity will be affected if the weakness in the Florida real estate market continues for an extended period of time and you are unable to develop and/or sell these properties.

Response

In our September 30, 2009, Form 10-Q, we will include the following expanded discussion of our Florida real estate properties and we will continue to include similar expanded discussions, as appropriate, in future filings.

Although weak real estate market conditions currently exist, we continue to believe the long-term prospects for our properties are favorable. In 2009, we commissioned an independent real estate advisory firm to do a study on the State of Florida, northeast Florida, and our specific major land developments (Town Center, Palm Coast Park, and Ormond Crossings) compared to the major competing developments in the region.

The study projected that northeastern Florida is expected to capture an increased portion of the state’s anticipated population growth, with the most significant growth in St. Johns and Flagler Counties (the location of our major developments). In addition, national demographic trends should have a positive impact on Florida’s long-term outlook. Based on a comparison of our three major developments compared with major competing developments in the region, the study concluded that our properties are well-positioned. Therefore, we believe our properties have long-term value and we have the ability to hold these properties, if needed, until the market improves.

Should current weak market conditions continue for an extended period of time, the impact on our future operations would be the continuation of little to no sales while still incurring operating expenses such as community development district assessments and property taxes. This could result in annual net losses for ALLETE Properties similar to 2009, which are projected to be approximately $5 million.

Liquidity and Capital Resources, page 38

Securities, page 39

7.
We note your disclosure that you sold three series of first mortgage bonds into the private-placement market between February 2008 and December 2008 and one series in January 2009. Please clarify if these securities were registered or unregistered. If unregistered, please provide the information required under Item 701 of Regulation S-K. If these securities were registered please indicate what registration statements these securities were registered under. Please refer to Item 5 of Form 10-K.

Response

The First Mortgage Bonds that were sold into the private placement market between February 2008 and January 2009, in transactions exempt from registration under Section 4(2) of the Securities Act of 1933, as amended, to institutional accredited investors.

As revised in our September 30, 2009, Form 10-Q and for future filings, we will include the information required under Item 701 of Regulation S-K as seen below:

In January 2009, we issued $42.0 million in principal amount of unregistered First Mortgage Bonds (Bonds) in the private placement market. The Bonds mature January 15, 2019, and carry a coupon rate of 8.17 percent. We have the option to prepay all or a portion of the Bonds at our discretion, subject to a make-whole provision. The Bonds are subject to additional terms and conditions which are customary for this type of transaction. We are using the proceeds from the sale of the Bonds to fund utility capital expenditures and for general corporate purposes. The Bonds were sold in reliance on exemption from registration under Section 4(2) of the Securities Act of 1933, as amended, to institutional accredited investors.

8.
We note that on page 38 under “Financing Activities” you disclose that you issued 1.8 million shares of common stock for net proceeds of $71.1 million, but on page 40 under “Securities” you indicate that you issued 1.56 million shares of common stock under your February 19, 2008 distribution agreement with KCCI, Inc. for net proceeds of $60.8 million. Please explain if these are the same transactions and, if not, please advise if the 1.8 million shares of common stock that were issued were registered or unregistered. If unregistered, please provide the information required under Item 701 of Regulation S-K. If these shares were registered please indicate what registration statement these securities were registered under. If the 1.56 million and 1.8 million issuances are part of the same transaction, please reconcile the difference in the amount of shares issued and the amount of net proceeds.

Response

The 1.8 million shares of common stock that were issued for net proceeds of $71.1 million included the 1.56 million shares of common stock that were issued under the February 19, 2008, distribution agreement with KCCI, Inc.

	Shares Issued	Net Proceeds
Distribution Agreement with KCCI, Inc.	1.56 million	$60.8
Invest Direct (our direct stock purchase and dividend reinvestment plan), Employee Stock Purchase Plan, & Retirement Savings and Stock Ownership Plan	0.24 million	$10.3
	1.80 million	$71.1

All of the 1.8 million shares of common stock have been registered under the following registration statements:

Registration Statement No.
Distribution Agreement with KCCI, Inc.	333-147965
Invest Direct	333-150681
Employee Stock Purchase Plan	333-105225
Retirement Savings and Stock Ownership Plan	333-124455

As disclosed in our September 30, 2009, Form 10-Q below and in future filings we will include in “Financing Activities” a more detailed discussion of the changes in securities for the year.

Cash from financing activities was $52.5 million for the nine months ended September 30, 2009 ($133.3 million for the nine months ended September 30, 2008). Cash from financing activities was lower in 2009 than 2008 due to less debt issuance which was partially offset by the issuance of 2.3 million shares of common stock with net proceeds of $53.7 million.

In February 2008, we entered into a Distribution Agreement with KCCI, Inc., with respect to the issuance and sale of up to 2.5 million shares of our common stock. In February 2009, we amended and restated the Distribution Agreement with KCCI, Inc., such that it now provides for the issuance and sale of up to 5.0 million shares of our common stock, without par value. The shares may be offered for sale, from time to time, in accordance with the terms of the agreement pursuant to Registration Statement No. 333-147965. For the nine months ended September 30, 2009, 1.5 million shares of common stock were issued under this agreement resulting in net proceeds of $44.2 million.

In March 2009, we contributed 463,000 shares of ALLETE common stock, with an aggregate value of $12.0 million, to our pension plan. On May 19, 2009, we registered the 463,000 shares of ALLETE common stock with the SEC pursuant to Registration Statement No. 333-147965.

Year to date we have issued 0.3 million shares of common stock through Invest Direct, Employee Stock Purchase Plan and Retirement Savings and Stock Ownership Plan resulting in net proceeds of $9.5 million. These shares of common stock were registered under the following Registration Statement Nos. 333-150681, 333-105225, and 333-124455, respectively.

Contractual Obligations, page 40

9.
We note your statement that you are unable to predict contribution levels to your defined benefit pension or post-retirement health and life plans after 2009. We also note on page 79 under Note 14 to your financial statements that the fair value of your pension plan assets went from $405.6 million at December 31, 2007 to $273.7 million at the end of December 31, 2008 and your pension obligations at December 31, 2008 was $440.4 million. Please discuss why you are unable to predict your contribution levels past 2009 and the actions you are taking to address the unfunded portion of your pension obligations. Please discuss in your “Liquidity and Capital Resources” section how the large increase in the unfunded portion of your pension obligations may affect your financial condition, liquidity and operations.

Response

Based on developments in 2009, including guidance issued by the US Treasury Department in March, we are in a better position to predict future contribution levels. In our September 30, 2009, Form 10-Q, we will include the following expanded discussion to our “Liquidity and Capital Resources” section, and we will continue to include similar expanded discussion, as appropriate, in future filings.

The funded status of the pension and other postretirement benefit obligations refers to the difference between plan assets and estimated obligations under the plans. The funded status may change over time due to several factors, including contribution levels, assumed discount rates and actual and assumed rates of return on plan assets. During 2008 the unfunded status of ALLETE’s pension and postretirement benefit plans increased significantly, to $255.0 million at December 31, 2008, primarily due to a decline in the value of plan assets.

Management considers various factors when making funding decisions such as regulatory changes, actuarially determined minimum contribution requirements, and contributions required to avoid benefit restrictions for the pension plans. Estimated pension contributions for years 2010 through 2014 are approximately $25 million per year, and are based on estimates and assumptions that are subject to change. Funding for the other postretirement benefit plans is impacted by utility regulatory requirements. Estimated postretirement contributions for years 2010 through 2014 are approximately $11 million per year, and are based on estimates and assumptions that are subject to change. Based on the estimated contributions for the pension and other postretirement benefit plans and the sources of cash as described above, we do not anticipate these obligations to have a material impact on our financial condition or liquidity.

Item 15. Exhibits and Financial Statements Schedules, page 45

Exhibit 10 – Material Contracts

10.
We note that several of your material contracts, including Exhibits 10(c), 10(d)(1), 10(e) and 10(g) listed on your Exhibit Index are noted as being filed without appendices and exhibits. While Item 601(b)(2) of Regulation S-K permits you to provide omitted information supplementally upon request, there is not a similar provision in Item 601(b)(10) of Regulation S-K. Please confirm that you will re-file a complete copy of these agreements with your next periodic report or advise why it is not appropriate for you to do so.

Response

Exhibits 10(c), 10(d)(1), and 10(g) will be filed with our December 31, 2009, Form 10-K. Our December 31, 2008, Form 10-K does not list an Exhibit 10(e). However, it does list Exhibits 10(e)1 and 10(e)2 which were filed in their entirety.

11.
We note that Exhibit 10(d)(3), “Second Amendment to Fourth Amended and Restated Committed Facility Letter dated December 14, 2008”: is not filed with your Form 10-K and there is no cross-reference to the filing that contains this exhibit. Please advise what filing contains this exhibit.

Response

The Second Amendment to Fourth Amended and Restated Committed Facility Letter dated, December 14, 2006, was originally filed as Exhibit 10(d)(3) to the 2006 Form 10-K, File No. 1-3548. This cross-reference will be added to our December 31, 2009, Form 10-K, and future filings, as applicable.

Consolidated Financial Statements, page 50

12.	Tell us your consideration of the applicability of the footnote disclosure requirements in Rule

4-08(e)(3)(i) and (ii) of Regulation S-X. Also tell us whether Schedule I is required pursuant to Rules 5-04 and 12-04 of Regulation S-X. In responding to the comment, please tell us the amount of restricted net assets of consolidated and unconsolidated subsidiaries as defined in Rule

4-08(e)(3) of Regulation S-X, and how you compute this amount. Confirm that future filings will be revised to address these disclosure requirements, as applicable.

Response

Neither Schedule I pursuant to Rules 5-04 and 12-04 or the disclosures required by Rule 4-08(e)(3)(i) and (ii) of Regulation S-X are applicable to ALLETE as total restricted net assets of consolidated and unconsolidated subsidiaries as well as ALLETE’s equity in the undistributed earnings of 50 percent or less owned persons accounted for by the equity method do not exceed 25 percent of ALLETE’s consolidated net assets as of December 31, 2008.

BNI Coal, Inc. is the only ALLETE subsidiary that has a restriction on its ability to transfer assets to ALLETE, and that restricted amount is $15.5 million. In addition, we have $6.0 million of undistributed earnings from our investment in the American Transmission Company LLC, an entity that we have an approximate 8 percent ownership interest in and account for under the equity method. In total, restricted subsidiary net assets and undistributed earnings from entities accounted for under the equity method are 2.6 percent of consolidated net assets at December 31, 2008.

It should be noted that ALLETE is an operating company as its primary business, Minnesota Power, is a division of ALLETE and not a subsidiary.

Definitive Proxy Statement on Schedule 14A

General

13.	Please provide the disclosure required under Item 407(e)(4) regarding compensation committee interlocks and insider participation or advise why you are not required to do so.

Response

Pursuant to Item 407(e)(4), we were only required to disclose the identity of the members of the compensation committee, because no 2008 transactions or relationships triggered a disclosure obligation.  In accordance with the Compensation and Disclosure Interpretations relating to Regulation S-K, No. 233.02 (published March 13, 2007), we omitted the Item 407(e)(4) caption (“Compensation Committee Interlocks and Insider Participation”).

Related Person Transactions and Director Independence Determinations, page 9

14.
We note your statement that “[t]he Corporate Governance Committee examined all transactions between Directors and the Company…” Please confirm that you examined all transactions between the company and executive officers or other related parties and please disclose the information required under Item 404 of Regulation S-K with respect to any related party transaction that falls within the scope of Item 404 of Regulation S-K.

Response

There were no transactions between the company and executive officers or other related parties (other than directors) in 2008 that would fall within the scope of Item 404.

To the extent applicable, we will make a statement to this effect in our 2010 Proxy Statement and future filings.

Compensation Discussion and Analysis, page 13

Process for Determining Executive Compensation, page 19

15.
Please discuss the extent to which the Compensation Committee has the discretion to approve the vesting or payout of awards under each of your performance oriented compensation programs absent the attainment of the pre-established performance goals tied to each of your compensation programs.

Response

Subject to the relevant plan documents, the Compensation Committee has full discretion to determine the terms and conditions of awards under the Annual Incentive Plan, including the discretion to increase, reduce, or eliminate awards regardless of whether applicable performance goals have been achieved. The Long-Term Incentive Compensation Plan ("LTIP") is intended to provide performance-based compensation within the meaning of Internal Revenue Code section 162(m); therefore, the Compensation Committee has the discretion to reduce or eliminate LTIP awards, but not the ability to increase awards or provide any payment on awards for which applicable performance goals have not been achieved. Effective January 1, 2009, the Results Sharing program has been discontinued. While the Results Sharing program was in effect, the Compensation Committee did not have discretion to increase, reduce, or eliminate Results Sharing awards if applicable performance goals were achieved.

To the extent applicable, we will include a similar statement in our 2010 Proxy Statement and future filings.

Role of Management, page 19

16.
We note that Mr. Shippar recommends compensation levels to the Compensation Committee based, in part, on Mr. Shippar’s assessment of each executives performance. Please discuss the specific elements of individual performance or contribution that you have taken into consideration. See Item 402(b)(2)(vii) of Regulation S-K.

Response

At the beginning of each year Mr. Shippar works with each Named Executive Officer to identify individual goals that are aligned with corporate objectives, strategic plan objectives and individual department objectives that are unique to each Named Executive Officer’s position and scope of responsibility. Individual goals pertain to meeting financial targets, leading and overseeing major projects, operational efficiencies, reliability, compliance, safety, and leadership succession and effectiveness. Mr. Shippar documents each Named Executive Officer’s performance during the year describing accomplishments, areas of strength, and areas for development. For each Named Executive Officer (other than himself), Mr. Shippar bases his evaluation on an individual written self-assessment completed by the Named Executive Officer, his knowledge of the individual’s accomplishments, and discussions with the Named Executive Officer.

To the extent applicable, we will include a similar statement in our 2010 Proxy Statement and future filings.

Additionally, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in our filings;

•	SEC comments or changes to disclosure in response to SEC staff comments do not foreclose the SEC from taking any action with respect to our filings; and

•	We may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any further questions or would like to discuss our responses, please contact me at (218) 723-3975, or Steve DeVinck, Controller, at (218) 723-3920.

Sincerely,

/s/ Mark A. Schober
Mark A. Schober
Senior Vice President and Chief Financial Officer